CONSENT OF EXPERT
I, Christopher Bostwick, do hereby consent to the filing of the resources information in the Annual Information Form (the “AIF”) of Alamos Gold Inc. (the “Company”) for the year ended December 31, 2018 and the use of my name in the Annual Information Form and Annual Report on Form 40-F of the Company for the year ended December 31, 2018, filed with the United States Securities and Exchange Commission, and any amendments thereto, and the incorporation by reference into any Registration Statement on Form S-8 (Registration No. 333-206182) of the Company filed with the United States Securities and Exchange Commission, of the Company’s AIF and Annual Report on Form 40-F.
Dated: March 22, 2019

By: /s/ Christopher Bostwick__________________
Name:    Christopher Bostwick